Form 51-102F1
Management’s Discussion & Analysis
For the Year Ended August, 2005

Management Discussion and Analysis

1.1      Date of Report: December 19, 2005

1.2      Overall Performance

Description of Business and Overview of Projects

Miranda Gold Corp. (the “Company” or “Miranda”) is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties. The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties located in Nevada and is dominantly, but not exclusively, focused on the Cortez Trend. The Company’s preferred approach is to joint venture its properties to other companies for their further more advanced exploration and development.

Presently the Company has fifteen gold exploration projects in various stages of exploration. All of the projects are in Nevada. These projects include the Redlich project located in Esmeralda County; the Troy Canyon project located in Nye County; the Red Canyon, Fuse (East and West), JDW, Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wing property located in northern Elko County.

The Red Hill, Redlich, Red Canyon, Fuse (East and West), BPV, CONO, Coal Canyon and Horse Mountain projects are joint-ventured to other companies.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend. Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

The Company has expanded its Carlin-style gold exploration focus to the northern extensions of the Battle Mountain Trend through its acquisition of the Horse Mountain, Iron Point, and PPM projects. The Company has a secondary effort focused on epithermal vein targets, and will not limit its sediment hosted generative program to the Battle Mountain-Eureka Trend.

The Company has built a track record of successful project definition, acquisition, and joint venture while at the same time, maintaining the treasury. Miranda management has tried and will continue to try to keep the finances sufficiently high to provide several years of exploration. While the Company is well-financed and managed by experienced professionals, the industry is dependent and subject to metal prices, environmental regulations and politics as well as the equity markets that fund exploration companies such as Miranda. There is no guarantee that any project area controlled by Miranda contains economic gold deposit(s) nor that any particular property will be joint-ventured.

Troy and Redlich Properties

By an agreement dated January 23, 2003 and subsequent amendments, the Company has an option to acquire a 100% right, title and interest in the Troy property in Nye County, Nevada and the Redlich Property in Esmeralda County, Nevada, subject to a 3% Net Smelter Return (NSR) royalty. Upon completion of a “bankable feasibility” study, the Company can buy up to two-thirds of the NSR royalty on each property (i.e., 2% NSR, leaving 1% NSR on each property) for one million dollars U.S. for each 1% NSR being purchased.

Troy

The Troy property is located in the Troy District in the Grant Range of northeastern Nye County, Nevada. Limited historic mining produced approximately 2000 tons grading approximately 0.350 oz Au/ton. Mineralization is hosted in a quartz body that is 1,200 ft long with a width ranging from 20 to 70 ft. The quartz body is open-ended at over 600-ft depth. Limited historic exploration work shows samples reaching grades up to 1.67 oz Au/ton.

Underground mapping and sampling by the Company demonstrate the presence of high-grade gold (up to 16 oz Au/ton) in underground stopes and multiple sub-parallel 2 to 10-ft thick, east-dipping veins that overprint the larger quartz body. Limited surface mapping was also completed around the underground workings.

The Company has incorporated underground and surface mapping and surveys of existing workings into a 3D model in order to design a drill program to test projections of mapped veins. Twelve drill holes totaling 1200 m are proposed for a first pass drill program.

The Company has tried to joint venture this property, but to date has failed to do so and is faced with the decision of how to progress this project within the framework of the joint venture model.

Redlich Property

The Redlich project is located in Esmeralda County along the Walker Lane structural corridor. The Redlich prospect is an upper-level, low-sulfidation epithermal system with a geologic setting similar to other Walker Lane precious metal systems. Boulders and cobbles of high-grade, well-banded quartz vein material have been noted in surface exposures of Tertiary gravels. These float fragments assay up to 4 oz Au/ton and 20 oz Ag/ton. The banded quartz is found over an area of approximately 100 acres (40 hectares), but the source of this mineralization is unknown.

Several companies including Inspiration Development, FMC Gold and the Cordilleran Nevada Syndicate (Cordex) had explored the Redlich project area prior to the Company’s involvement. Previous reverse circulation drilling encountered mineralized intervals grading between 0.070 to .590 oz Au/ton in quartz veins or quartz fracture zones. In addition, multiple zones of lower-grade disseminated mineralization were encountered in the drilling, some hosted by quartzite breccia and some in intrusive diorite. The Redlich project presents the potential to discover both high-grade banded quartz veins and bulk minable stockwork mineralization.

The Company signed an agreement to joint venture its Redlich project with Newcrest Resources Inc. (“Newcrest”) in March 2004. Newcrest paid to Miranda US $45,000 on signing and thereafter has paid or must pay US $30,000 annually until March 4, 2008. In addition, Newcrest has an annual work commitment commencing with US $75,000 by January 23, 2005; US $150,000 by each of January 23, 2006 and January 23, 2007, and then US $200,000 per year thereafter until commencement of commercial production. Newcrest can earn a 65% interest in the Redlich project by spending a minimum of $1.8 million in exploration expenditures by March, 2012 and presenting to Miranda a pre-feasibility study. Newcrest can earn an additional 10% interest in the project (for a total of 75% interest) by the completion of a positive feasibility study on the Redlich project, and up to an 80% interest, at Miranda’s election, by providing 40% of Miranda’s portion of the development costs.

Newcrest completed a first-phase drill program in the end of October 2004 that included 19 holes (R29 through R47) for a total of 11,094 ft (3,382 m) of reverse circulation drilling. The highlights of this drilling included high-grade intercepts of 5 ft of 1.35 oz Au/ton (3.1m of 23.25g Au/t ) in R43, and 15 ft of 0.330 oz Au/ton (4.6m of 11.27g Au/t) in R45. Hole R43 is especially significant in that it discovered a vein approximately 3000 feet from previously known occurrences. In addition to these high-grade intercepts, one hole drilled a low-grade intercept of 190 ft of 0.020 oz Au/ton (70.1m of 0.67g Au/t).

During the summer of 2005, Newcrest completed an additional 26 reverse circulation drill holes (R48 through R74) for a total of 16,145 ft (4921 m). This phase of drilling continued testing high-grade gold mineralization and vein continuity in the Redlich fault zone as well as offsetting mineralization in Newcrest drill hole R43. Of particular interest in this round of drilling is an intercept of 1.945 oz Au/ton over 5 ft (66.6 g Au/t 1.52 m). Notably this intercept includes thinly banded texture within a quartz vein and is significantly deeper than previous “bonanza-grades” reported by Newcrest in 2004.

Drill results have not established continuity of the high-grade gold mineralization within the Redlich fault zone but the current results suggest the existence of multiple northwest fault strands of gold mineralization within silica replacements and discontinuous veins potentially over 100 ft to 200 ft of strike. One of a three-hole array offsetting R43 did intersect weak mineralization suggesting a possible northwest trend. Drill holes R52 and R56 contain thick intercepts of low-grade mineralization, similar to that seen in the previous round of Newcrest drilling.

The Company remains encouraged by the fact that Newcrest continues to explore on behalf of the joint venture. Geologic evidence including steam-heated alteration, mineralized basal gravels, and an inferred very young age to the gold system suggest that the level of exposure of the Redlich hydrothermal system is probably very near the paleosurface. The drilled fault/fracture/vein mineralized zones fall within the limits of a large and still open-ended low-grade gold envelope.

Red Canyon Project

On November 18, 2003, the Company entered into a 20-year mining lease for the Red Canyon property located in Nevada, with a sliding production royalty between 3% to 5% depending on the price of gold, for consideration, payable in stages over 20 years, of US$1,626,200 and issuance of 75,000 share purchase warrants. The property can be purchased for $1,000 if all commitments are met. As of August 31, 2005, the Company has paid US$51,200 and issued 75,000 share purchase warrants.

The Red Canyon property is subject to a NSR royalty of 3% if the gold price is below $300 per ounce; 4% if the price of gold is between $300 and $400 per ounce; and 5% if the price of gold is over $400 per ounce. Miranda has the option to buy two percentage points of the NSR for $1 million per percentage point.

The Red Canyon property is comprised of 237 unpatented lode mining claims covering approximately 7.7 square miles. The property lies in the southern portion of the Battle Mountain – Eureka Trend (commonly referred to as the Cortez Trend), approximately 20 miles south of Placer Dome’s Cortez Hills discovery. The property is on trend between Tonkin Springs and the Gold Bar deposits.

Several companies have explored the Red Canyon Property including Meridian Minerals Company, Tenneco Minerals, Great Basin Mining and Exploration, Hemlo Gold Mines (U.S.) and Kennecott Exploration Company. Past sampling and drilling has identified three areas of gold mineralization. The strongest mineralization is in the Ice Zone. One of the best drill intercepts in this zone is 95 ft of 0.120 oz Au/ton from 20 to 115 feet (29 m of 4.0 g Au/t from 6 to 35 m). The highest-grade drill sample over a 5-ft interval is 0.320 oz Au/ton (10.8 g Au/t).

Mineralization is controlled by northwest and northeast-trending high-angle faults. Alteration is extensive and widespread at Red Canyon, consisting of silicification, brecciation, decalcification and argillization. Lower plate carbonate rocks are exposed in the center and east flank of the property. Elsewhere on the property, Ordovician upper plate siliciclastic rocks, Tertiary volcanic rocks and Quaternary gravel overlie the carbonate rocks. Oxidation was observed at the bottom of a 2500-ft Kennecott hole, confirming the strength of the hydrothermal system that affected this area. Anomalous mercury (Hg), antimony, arsenic and barium occur in altered rocks.

The Red Canyon Property is an exploration play for a sediment-hosted gold deposit in the Battle Mountain-Eureka Trend. At Red Canyon, the majority of holes drilled in the past were less than 160-m deep. Numerous lower-plate carbonate host formations occur at depth and have not been tested by drilling.

Through reconnaissance mapping the Company has recognized that significant exposures of upper Devonian chert-carbonate units on the eastern quarter of the project area were, due to the degree of hydrothermal alteration, incorrectly mapped as upper plate rocks. These rocks are equivalent to the host rocks at Cortez Hills.

The Company signed an agreement to joint Venture its Red Canyon project with Newmont Mining Corporation (“Newmont”) in October 2004. Newmont paid Miranda US $30,000 on signing and will assume payments on the underlying lease. Newmont can earn a 60% interest in Red Canyon by spending US $2.5 million in exploration expenditures prior to December 31, 2009 of which US $300,000 would be expended by December 31, 2005. Newmont may earn an additional 10% interest in the Red Canyon project (for a total 70% interest) by completing a bankable feasibility study, with a minimum annual expenditure of US $250,000 until completion of the feasibility study.

Newmont had budgeted $390,000 to the project for 2005. During the summer of 2005, Newmont completed of exploration field work in preparation for drilling the Red Canyon Joint Venture. Initial work consisted of detailed outcrop mapping, interpretation of previous geophysical surveys, three-dimensional modeling and a geochemical survey. This work was followed by 11 drill holes totaling 13,115 ft. Newmont is expected to release the assay data from this drilling in early January 2006.

Fuse (East and West)

The Company staked 193 unpatented lode mining claims covering approximately six square miles in Pine Valley, Eureka County, Nevada. These claims lie adjacent to the Powder Keg and BOC claims that are being explored by the Cortez Joint Venture (Placer 60% - Kennecott 40%). The Fuse claims lie approximately 10 m east of the Cortez Joint Venture’s ET Blue Project.

The Fuse claims were staked in alluvial cover over gravity highs. Interpretation of the gravity data suggests that bedrock is relatively shallow. Several prominent structural features are also expressed in the gravity data. Placer Dome has recently disclosed that mercury soil gas anomalies coinciding with a NNW-WNW-trending fault fabric indicated by gravity surveys are good vectors to covered gold systems in the Cortez Trend.

The Fuse property represents an exploration play with the potential of discovering a Carlin-type deposit under the pediment in Pine Valley. The Horse Canyon Valley-Pine Valley area, in which Fuse lies, represents a geologic setting similar to Crescent Valley, which hosts the Pipeline and Cortez mine complexes.

During July, 2004 the Company initiated real-time mercury soil gas sampling on the Fuse project in order to resolve drill targets. A total of 362 stations were sampled. Preliminary results show low level mercury anomalies. These anomalies suggest both northeast and northwest trends that can be tested by drilling.

Fuse East

In October 2005, the Company signed a Binding Letter Agreement for Exploration and Development on its Fuse East project with Placer Dome U.S., Inc. (“Placer”). The Fuse East property consists of 174 claims that lie within the boundaries of the Cortez Joint Venture (Placer 60% - Kennecott 40%). Upon signing, Placer paid the Company $26,201 to reimburse certain staking and filing fees. Under the terms of the joint venture agreement, Placer may also pay a total of $250,500 to Miranda over the five year earn-in period. Placer can earn a 60% interest in the property by spending $1,777,500 in exploration expenditures over five years, of which $75,000 is committed for the first year and $100,000 is committed for the second year. After completing the 60% earn-in phase, Placer can elect to earn an additional 10% interest in the project (for a total 70% interest) by completing a feasibility study and funding a minimum annual work commitment of $225,000. After completion of the feasibility study, Placer can arrange

Miranda's share of project financing, in which case Placer will earn an additional 5% interest (for a total 75% interest) in the project.

No work has been conducted by Placer on the Fuse East claims.

Fuse West

The Fuse West property consists of 19 claims that lie within the boundaries of the Buckhorn joint venture exploration area of interest. The participants of the Buckhorn joint venture are Placer Dome (operator) and Teck Comino Ltd. The Fuse West claims are part of a larger, 193-claim block controlled by Miranda.

In November 2005, the Company signed a Binding Letter Agreement for Exploration and Development on its Fuse West project with Placer Dome U.S., Inc. (“Placer”). Upon signing, Placer paid the Company $2,375 to reimburse certain staking and filing fees. Under the terms of the joint venture agreement, Placer may also pay a total of $27,500 to Miranda over the five-year earn-in period. Placer can earn a 60% interest in the property by spending $197,500 in exploration expenditures over five years. After completing the 60% earn-in phase, Placer can elect to earn an additional 10% interest in the project (for a total 70% interest) by completing a feasibility study and funding a minimum annual work commitment of $22,500. After completion of the feasibility study, Placer can arrange Miranda's share of project financing, in which case Placer will earn an additional 5% interest (for a total 75% interest) in the project.

No work has been conducted by Placer on the Fuse West claims.

JDW

The JDW property consists of 62 claims and lies both north and east of Placer Dome’s Red Hill Project area. The JDW claims are adjacent to the JD window that exposes lower plate carbonate rocks that are favorable hosts for Carlin-type deposits.

The JDW claims were staked by the Company in alluvial cover over gravity survey highs suggesting shallow gravel cover. The project’s proximity to the J-D window makes it possible that bedrock is lower plate carbonates. Interpretation of the gravity data also confirms numerous intersecting structural domains with at least west-northwest and northwest trends.

JDW was staked at the same time as FUSE using the same criteria. Miranda completed a preliminary mercury soil gas survey of 217 stations on the JDW claims and has delineated several anomalous zones that can be correlated with projected structures inferred from gravity. In general Hg anomalies on JDW occur within a broad WNW structural trend that extends across Horse Creek Valley and is interpreted by the Company to represent an extension of a structural element of the WNW Cortez Trend.

ETTU Property

The Company originally staked 28 claims in Kobeh Valley, on the south end of the Eureka - Battle Mountain (Cortez) Gold Trend. In January 2005, the Company staked an additional 46 contiguous claims, bringing the total claims on the ETTU project to 74 claims. The claims lie approximately nine miles southeast of the Gold Bar mine and four miles south of the Afgan deposit.

Miranda targeted the ETTU area based on structural interpretations of gravity data. The ETTU property covers a portion of the Kobeh Valley pediment on the projected intersection of two mineral trends. Data suggests that a prominent northwest structure extends south from the Afghan resource to intersect the east-southeast projection of the Gold Bar structure beneath shallow gravel on the ETTU property. Upper Devonian carbonate rocks to the north are expected to occur under pediment gravel on ETTU.

Newmont Mining Corporation, subsequent to Miranda staking the ETTU claims, also initiated aggressive land acquisitions in the Kobeh Valley area, staking a very large claim block estimated to be in excess of 15 square miles, that surrounds the ETTU claims.

The Company has conducted no exploration on the ETTU claims. Airborne resistivity and magnetic surveys were acquired for the property and are being evaluated to advance drill targets.

DAME Property

In February 2005, the Company staked 301 claims (9.7 square miles) in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend as a result of evaluating geophysical data (specifically, filtered gravity), mercury gas data, and other exploration data-sets. Newmont and most recently Placer Dome US have made significant property acquisitions through aggressive staking campaigns in Kobeh Valley. The results of studies by the Company and the recent competitor activities in the Kobeh Valley prompted Miranda's claim staking. The Company infers the presence of a discrete WNW-trend between the Gold Bar deposit (historic resource of 1 M oz Au) and Barrick Gold Corporation's Archimedes Mine (historic resource of 1.7 M oz Au).

Bravo Venture Group Inc., also active in the area, has released news of samples from oil well cuttings of Roberts Mountain Formation at depth in Kobeh Valley. Significant gold assayed from gravel at the basement interface could represent historic erosion and transport of mineralized detritus from nearby buried gold deposits. This mineralization implies the larger Kobeh Valley area as well could contain buried gold deposits.

The DAME project is adjacent to Placer Dome claims (to the west) and Newmont claims (to the north). The DAME claim group extends approximately 7 miles (11.7 kilometers) to the southeast off the north flank of Lone Mountain in the direction of the Archimedes Mine.

The Company infers that any large Carlin-type gold system beneath Kobeh Valley would likely produce a northwest-southeast-trending, district-scale array of en echelon deposits associated with WNW, NNW and NE-trending fault blocks. Miranda's DAME claims are located on such fault intersections and basement highs as suggested by filtered gravity data.

The company has not conducted any exploration on the DAME property.

BPV, CONO, Coal Canyon and Red Hill

In May 2004, the Company signed a lease agreement with Nevada North Resources (U.S.A.), Inc., a privately held exploration company, for four additional properties along the south extension of the Cortez Trend. The properties include 79 claims at Red Hill, 64 claims in Coal Canyon, 43 claims in the Cortez Mountains (BPV property) and 73 claims in the Horse Creek Valley area (CONO property). The lease agreement was later separated into four separate property leases. The terms on the Coal Canyon, BPV and CONO leases each require advance annual royalty payments starting at $6,250 (US) in year one and climbing to $50,000 (US) by year ten and each year thereafter. The Red Hill lease requires advance annual royalty payments starting at $6,250 (US) in year one and climbing to $60,000 (US) by year eleven and each year thereafter for the life of the lease. The owner also retains a 2.5% to 5.0% sliding scale royalty that is subject to buy down provisions to 2%.

A director and officer of the Company holds a 10% interest in these four properties through a prior association with Nevada North Resources (U.S.A.).

Both the Red Hill and Coal Canyon properties in the northern Simpson Park Range cover geologic "windows" that expose lower-plate carbonate rocks favorable for hosting disseminated gold mineralization such as the nearby Cortez Hills (7.5 million ounces) and Pipeline deposits (12 million ounces). Both the CONO and BPV properties lie approximately 3 miles south of the ET Blue Project where the Cortez Joint Venture conducted a major drill program in 2002-2003. Drilling on the CONO claims has indicated the presence of lower-plate carbonate rocks in the basement below pediment gravels. The BPV property, one mile west of CONO is underlain by upper plate siliclastic rocks and chert but lower-plate carbonates may occur at reasonable depths.

Miranda acquired these properties based on a generative model that infers a structural trend between the Cortez Joint Venture's Cortez Hills deposits and the ET Blue project and a continuation of that trend into Horse Creek Valley-Pine Valley and into the Simpson Park Range. Miranda believes that the Horse Creek Valley - Pine Valley area (in which all four of these claim groups lie) represents a geologic setting similar to Crescent Valley that hosts the Pipeline-Cortez mine complex.

BPV and CONO

In August, 2005, the Company finalized and signed an “Exploration Option for Joint Venture and Operating Agreement” with Agnico-Eagle (USA) Ltd (“Agnico”) for its Cono and BPV projects. Under the terms of the agreement, Agnico may pay a total of $355,000 to Miranda over the five-year earn-in period and has assumed the underlying lease payments. Agnico can earn a 60% interest in the property by spending $1.5 million in exploration expenditures over five years, of which $50,000 will be expended during the first year. After completing the 60% earn-in phase, Agnico can elect to earn an additional 10% interest in the Cono and the BPV projects (for a total 70% interest) by completing a bankable feasibility study and funding a minimum annual work commitment of $200,000. After completion of the feasibility study, Miranda can request that Agnico arrange Miranda's share of project financing, in which case Agnico will earn an additional 5% interest (for a total 75% interest) in the project.

Agnico completed a 527 station gravity survey on BPV and CONO and from this will design a first pass drill program. In March 2005, Agnico was drilling on lands adjacent to BPV and CONO and anticipated drilling on these projects in early 2006.

Coal Canyon

The Coal Canyon property is adjacent to the window-bounding Grouse Creek fault where previous exploration programs have identified significantly anomalous drill-indicated mineralization. Favorable host rocks at Coal Canyon include both the Roberts Mountain and Hanson Creek Formations.

The Company has signed a formal “Exploration Agreement with Option to Joint Venture” on its Coal Canyon project in April 2005. Golden Aria has paid the Company US $15,000 upon signing of the Agreement and has assumed the payments on the underlying lease. Upon going public, Golden Aria will issue the Company 250,000 shares. In addition, Golden Aria may pay a total of $185,000 to Miranda over the four-year earn-in period. Golden Aria can earn a 60% interest in the Coal Canyon property by spending $1.0 million in exploration expenditures over four years. The first year work commitment of $50,000 was met in 2005. Golden Aria may earn an additional 10% interest for a total 70% interest in the Coal Canyon project by completing a bankable feasibility study after the initial earn-in.

Golden Aria advanced targets on the Coal Canyon joint venture in the summer of 2005 in anticipation of a drill program in 2006. Activities included mapping, rock chip sampling, a mercury soil gas survey, and gradient array resistivity and spontaneous potential geophysical surveys. Resistivity shows a good correlation with known mineralization along the Grouse Creek fault. An adjacent large area of anomalous high resistivity coincides with silicified fault zones. Devonian carbonates recognized in mapping by the Company within the window are untested. These rocks are equivalent to Devonian carbonate hosts at Cortez Hills.

Exploration results and historic drill logs have been incorporated into a 3D model and a first pass drill program of 9 to 12 holes has been designed.

Red Hill

The Company signed an agreement to joint venture the Red Hill project with Placer Dome US Inc (PDUS) in October 2004. PDUS paid US $40,000 and reimbursements of US $9,875 to Miranda upon signing of the Letter Agreement. In addition, PDUS may pay a total of US$500,000 to Miranda over the four-year earn-in period. PDUS can earn a 60% interest in the property by spending US $2.0 million in exploration expenditures over four years, of which US $100,000 is committed to be expended during the first year. After completing the 60% earn-in phase, PDUS can elect to earn an additional 10% interest in the Red Hill project (for a total 70% interest) by completing a bankable feasibility study within five years, with a minimum annual expenditure of US $250,000 during the period in which PDUS completes the feasibility study. After completion of the feasibility study, Miranda can request that PDUS arrange Miranda’s share of project financing, in which case PDUS will earn an additional 5% interest (for a total 75% interest) in the project, and will recover Miranda’s share of this financing from 60% of Miranda’s share of net cash flow from operations on the property.

On November 17 2005, the Company and PDUS signed an amendment to the Letter Agreement that extended the initial earn-in period of the joint venture agreement. Under the new terms, PDUS has five rather than four years to earn a 60% interest in the property. The total payment and exploration amounts remain the same, so the payment and exploration schedules have been adjusted. Miranda received a $25,000 payment from PDUS on October 28, 2005 as part of the earn-in obligation.

The Red Hill property shows intensive alteration in limestone associated with both east-northeast and north-northwest faults. Antimony prospects on the project are probably indicative of the associated gold system. Newcrest Resource Inc., the most recent operator on the property, has drilled weakly anomalous gold associated with dikes.

Both Placer Dome and the Cortez Joint Venture (Placer Dome 60% and Kennecott Minerals 40%) have been extremely active in the area. Red Hill is surrounded by claims held by these companies.

By March 2005, PDUS had completed soils, soil-gas, and CSAMT surveys on the Red Hill property. PDUS drilled one hole (PRH0508) on the Red Hill property in 2005. No significant gold intercepts were encountered in this hole. Trace elements are also low, although barium is elevated in portions of the hole. The drill hole remained in upper plate rocks to its final depth of 940 feet.

Drill hole PRH0508 was designed to test a gravel covered horst margin inferred from a CSAMT survey. PDUS is evaluating Miranda's Red Hill project in conjunction with a larger program it is conducting on its own surrounding claims. PDUS has permitted additional drill holes on the Red Hill project although no additional drilling is planned for 2005.

Horse Mountain

The Company has signed a 20-year lease on the Horse Mountain property in the Shoshone Range in Lander County, Nevada. The Horse Mountain property comprises 139 claims covering approximately 4.5 square miles. The Company paid US $30,000 on signing and issued 25,000 warrants to the underlying claim owner. The warrants allow the lessor the right to purchase common shares of Miranda Gold Corp. at $0.70 for a period of two years from their date of issue. Advance Royalty payments due on the first and second anniversaries are US $30,000 each. The Horse Mountain property is subject to a net smelter royalty of 3.5% .

In May 2005 the Company signed a formal exploration and joint venture agreement on its Horse Mountain property with Barrick Gold Exploration Inc. Barrick can earn a 60% interest in the Horse Mountain property by spending $2.0 million in exploration expenditures over four years, of which $300,000 is committed to be expended prior to December 31, 2006. After completing the 60% earn-in phase, Barrick can elect to earn up to an additional 10% interest in the Horse Mountain project (for a total 70% interest) by funding up to an additional $6.0 million in exploration by 2015, with an additional 1% earned for each $600,000 expended, with a minimum annual work commitment of $1,000,000. Upon completion of a feasibility study, Barrick can earn an additional 5% interest (for a total of 75% interest) by arranging to finance Miranda's share of project financing.

The property is located approximately 11 miles west-northwest of the Cortez Joint Venture’s Pipeline Mine and is surrounded by lands being explored by the Cortez Joint Venture. Placer Dome, operator of the Cortez Joint Venture, has publicly identified and promoted the general area around the Horse Mountain property as a strategic area of exploration focus subsequent to their Cortez Hills discovery of greater than 7 million ounces of gold.

Drilling on the Horse Mountain project in the late 1990s by Pathfinder Exploration and High Desert Minerals intersected lower-plate carbonates rocks inferred as altered Silurian Roberts Mountain Formation and Ordovician Hanson Creek Formation below the Roberts Mountain Thrust. These are prolific host rocks elsewhere on the Cortez Trend. One of these holes (MC9608) intersected 30 feet (9.1 m) of 0.025 oz Au/ton (0.85 g Au/t) including one 5-foot sample interval of 0.044 oz Au/ton (3 m of 1.50 g Au/t) near the bottom of the hole. The Roberts Mountain Thrust (RMT), which separates upper-plate stratigraphy from lower-plate carbonate rocks, was intersected at 840 feet (257 m) and shows strong alteration and oxidization through the entire lower-plate drill interval. Elevated trace elements and the style of alteration, including moderate to intense silicification, clay alteration, decalcification and hematite suggest the presence of a Carlin-type system. Four other holes in the area have reached the lower-plate on the property. Moderate to intense alteration in the lower-plate is notable over significant thicknesses in all the holes reaching the RMT and anomalous gold is noted in two other holes. Oxidation is strongly developed locally to depths of at least 1,700 feet below surface.

During the summer of 2005 Barrick began exploration field work on the Horse Mountain Joint Venture. Initial work consisted of a geophysical survey and mapping. Mapping was conducted by a Miranda geologist upon Barrick’s request. Geophysical information was used in conjunction with existing geological, geochemical, and drilling data to help define favorable structural trends.

By mid-November Barrick had completed one core hole to approximately 1640 ft. This hole was designed to test the depth extent of alteration and mineralization encountered in MC9608. Barrick has concluded their 2005 drill program of one core hole and one reverse circulation hole for a total of 3,126ft (953m). Assays from the core hole indicate that gold mineralization begins near the Roberts Mountain Thrust (~940ft), a contact which marks the boundary between upper-plate chert and siltstone and lower-plate carbonate rocks. Mineralization is hosted in strongly decalcified, oxidized, clay altered, and brecciated carbonate rocks interpreted to be Roberts Mountain Formation. Barrick has reported a mineralized interval from 926.2ft to 1024.4ft (98.2ft ) at a grade of 0.023 oz Au/ton.

Several thin (5 to 20-ft thick) intervals of 100 to 300 ppb Au (parts per billion gold) were encountered deeper in the hole within silty limestone of the Roberts Mountain Formation. The last 46ft of the hole consisted of fractured and weakly oxidized dolomite interpreted to be Hanson Creek Formation.

Barrick later drilled a reverse circulation hole in late November to a depth of 1485ft (452m) at which time the drilling was terminated due to weather-related issues. Barrick has capped this hole with the intention to deepen it with core in 2006. Assays from this hole are pending.

A larger drill program is expected to commence in early 2006.

Iron Point

In February 2005, the Company staked 156 "AB OVO" claims in the Iron Point District in Humboldt County, Nevada. This acquisition by staking was followed on June 3, 2005 by leasing 28 “MIP” claims from a private party. Terms of the 20 year lease include escalating “Advance Minimum Royalty Payments” and a sliding scale “Net Smelter Returns” royalty that caps at 3.5% with a gold price of $500 per ounce or greater. The lease also allows the Company a sliding scale “Option to Purchase” the property during the first ten years of the lease. During September and October 2005 the company staked an additional 36 “JTK” claims and 34 “IP” claims to expand the Iron Point project area. The Company now controls 254 claims that cover 8.2 square miles.

The Iron Point District is located on the north end of the Battle Mountain-Eureka Trend at its intersection with the northeast Getchell Trend, approximately 9 miles west-northwest from the Lone Tree Mine and approximately five miles south of the Preble Mine.

Historic drilling in the Iron Point district by Santa Fe Mining, Newcrest Resources and Euro Nevada encountered local, thin .030 to .060 oz Au/ton (1 to 2 g Au/t) intercepts and thicker anomalous gold intercepts. These drill intercepts, associated with a large alteration cell and coincident with trace element anomalies, are indicative of a large Carlin-style system.

The Iron Point district includes rocks of the Comus and Preble Formations, which are significant host rocks at the Pinson, Getchell and Twin Creeks mines of the Getchell Trend. Braided strands of the Getchell fault system are inferred to project south through the Iron Springs District. Notable alteration at Iron Point includes broad zones of jasperoid in limestone units and clay altered pyritic dikes and sills. USGS mapping suggests a distinctive and repeated pattern of west-northwest and north-northwest inflections and intersections of multi-phase dike-filled fault zones that suggest local dilational pull-apart fault blocks. These fault intersections and the edges of intrusive stocks appear to be the favored locus for alteration and metals within the Iron Point District. At both the Pinson and Preble Mines to the north, dike-filled fault zones were often the principal feeder structures for gold-bearing solutions. By analogy, the similar features at Iron Point provide favorable structural targets for gold mineralization. Complex folds and thrusts in the district also are considered favorable for channeling and sealing hydrothermal fluids and for structural preparation respectively. Some of these folds may be fault-propagated within the hanging wall of reactivated reverse-fault zones and thus be spatially associated with underlying potential feeder zones.

Miranda proposes that the Iron Point alteration and gold anomalies occur within a broad intrusive axis and an interrelated fault and fold system extending west-northwest from the Lone Tree Mine. The Company infers that other significant gold deposits could occur along this trend, especially where northeast Getchell Trend structures are intersected.

Miranda Gold has acquired an extensive historic dataset for the Iron Point district and is in the process of designing a first pass drill program, prior to seeking a company for joint venture.

PPM

Miranda Gold acquired the PPM project in September 2005 by locating 44 claims designated "PPM" in Humboldt County, Nevada on the north end of the Battle Mountain-Eureka Trend.

The PPM project is approximately 12 miles northwest of the Twin Creeks Mine on the west flank of the Hot Springs Range. Miranda proposes that the PPM project provides a geologic setting analogous to that of the major deposits of the Getchell Trend, where combined past production and current resources exceed 23 million ounces of gold from the Twin Creeks, Getchell-Turquoise Ridge and Pinson deposits.

Miranda has identified a pediment-covered gold exploration target on extensions of northeast-trending structures from a sediment-hosted mercury district. The claims were located over an area where those structures intersect gold in sagebrush geochemical anomalies proximal to the margin of a buried intrusion. The presence of the intrusion is inferred from airborne magnetics. The mercury occurrences adjacent to PPM may reflect zonation from a primary gold system offset laterally and vertically under pediment.

Miranda believes that important geologic features linked to mineralization in the Getchell Trend include regional northeast-trending faults, igneous stocks intruded into basement fault step-over zones, and a proximity to geologic terrain boundaries. By way of comparison, the PPM project lies approximately 1/2 mile southwest of the Poverty Peak sediment-hosted mercury district, whose occurrences and historic workings are bounded by two strong northeast lineaments that traverse the Hot Spring Range. These northeast lineaments are parallel to a major geologic terrain boundary located approximately one mile to the south between Permian Golconda allochthon rocks on the north and Devonian Harmony Formation on the south.

This primary northeast-trending fabric continues southwest into the margin of the buried intrusion. In detail the margins of the inferred intrusion at PPM are similar to the fault-bounded shape of the Osgood Mountain stock in the Getchell Trend. Miranda hypothesizes that both stocks may intrude step-over zones to northeast-trending basement faults and provide dilational zones around their margins of the intrusion for potential sites of gold mineralization.

Sediment-hosted mercury occurrences are frequently in close spatial association with sediment-hosted gold systems and were documented previous to modern gold discoveries in the Carlin, Cortez and Getchell Trends. Mercury mineralization in the Poverty Peak district adjacent to the PPM property is hosted in Permian calcareous sandstone, calcareous shale, phyllite and siltstone within the Golconda allochthon. Locally, samples grading up to 0.030 oz Au/ton can be obtained from the mercury workings and dumps. The alteration associated with the mercury mineralization includes decalcification and iron staining. Barite veinlets and jasperoids occur near the range front.

The PPM claims cover the north end of the buried intrusion and the gold-in-sagebrush anomaly that is located between the intrusion and the range-front-hosted mercury district. The geophysical magnetic and geochemical sagebrush surveys generating the anomalies were conducted by Western Epithermal Account, a private company.

Elevated gold content in sagebrush correlating with buried gold mineralization is documented in orientation surveys at both the Twin Creeks and Pinson mines.

Angel Wing

The Company has leased the Angel Wing property, which contains high-grade, gold-bearing, epithermal veins. The Angel Wing property consists of thirty lode mining claims located in northern Elko County, Nevada.

The geologic setting at Angel Wing comprises epithermal veins hosted primarily within basement sedimentary rocks beneath a volcanic sequence. The veins are exposed within a window eroded through a large volcanic-hosted alteration cell. Poorly exposed veins, up to 10 ft (3 m) wide, trend northerly through silicified carbonate rocks and project beneath zones of overlying bleached and opalized rhyolite flows. These veins exposed at the surface or intersected in drilling can be traced for up to 2 ½ miles.

The quartz-calcite veins are characterized by platy and banded textures and locally contain visible gold. Surface samples of vein material yield up to 1.00 oz Au/ton (34 g Au/t) and grades of up to 0.060 oz Au/ton (2 g Au/t) occur commonly within Tertiary tuffs and basalt. The latter mineralization is associated with silicification, adularia and clay. Gold is associated with high selenium values, an association that is similar to Midas, Nevada. The epithermal veins on Angel Wing occur within sedimentary basement below an altered volcanic sequence.

Miranda has signed a binding letter agreement for a twenty-year lease on the property. Miranda paid $35,000 upon signing the final lease agreement and will make annual advance royalty payments throughout the term of the lease.

The property is subject to a scaled net smelter return royalty of 2.0% if the gold price is $250 or less per ounce; 2.5% if the gold price is between $250 and $300 per ounce; 3.0% between $300 and $350 per ounce; 3.5% between $350 and $400 per ounce; and 4.0% if the price of gold is over $400 per ounce.

Miranda continues to take additional rock chip samples. The result from recent vein sampling shows values in veins to 2.73 oz Au/ton. In September, Miranda located an additional 60 claims on northern projections of the veins system at Angel Wing.

1.3      Selected Financial Data

The following financial data are selected information for the Company for the three most recently completed financial years:

Year Ended August 31

	2005	2004	2003
Total revenues (interest income)	47,968	13,789	2,066
Loss before discontinued operations and extraordinary items	1,969,503	1,615,030	477,887
Basic and diluted loss per share before discontinued operations	0.08	0.09	0.06
Net Loss	1,937,922	2,048,055	512,726

Basic and diluted loss per share	0.08	0.11	0.07
Total assets	4,222,999	2,200,855	1,026,837
Total long-term liabilities	-0-	-0-	-0-
Cash dividends per share	-0-	-0-	-0-

1.4      Results of Operations

The Company incurred a net loss of $1,937,922 for the year ending August 31, 2005 ($250,168 for the current three month period) compared to a net loss of $2,048,055 for the year ending August 31, 2004.

General expenses increased to $2,017,471 for the year ending August 31,2005 ($313,696 for the current three month period) compared to $1,628,819 for the year ending August 31, 2004. These general expenses for the year are inclusive of stock based compensation in the amount of $894,800 and amortization in the amount of $27,597.

Total expenses including amortization, consulting, corporate financial services, investor relations, professional fees management fees, stock-based compensation, transfer agent fees, office rent, telephone, and supplies, travel and business promotion and wages and benefits for the year ending August 31, 2005 increased by $388,652 compared to the year ended August 31, 2004.

Consulting fees of $163,423 for the year ending August 31, 2005 increased by $79,800 over the year ending August 31, 2004. The Company has employed a full time Vice President of Exploration and as well as a full time geologist. During the year the Company engaged the services of several geologists on a contract basis. Investor relations activity for the year ending August 31, 2005 was $118,940 compared to $159,011 for the year ending August 31, 2004; a decrease of $40,071. Travel and business promotion for the year ending August 31, 2005 was $122,086 compared to $141,312 for the year ending August 31, 2004, a decrease of $19,226. This category is mainly comprised of attendance at international gold shows.

Office rent, telephone, secretarial and sundry was $190,971 for the year ending August 31, 2005 compared to $169,381 for the year ending August 31, 2004. These administrative costs have increased by $21,590 over the previous year. The Company has seen increased activity during this past year with the acquisition of several additional mineral properties.

Wages and benefits for the year ending August 31, 2005 was $171,833 compared to $99,018 for the year ending August 31, 2004; an increase of $72,815 over the same period last year. The Company employs a full time President, a full time vice president of exploration and has one other full time geologist on the payroll.

The Company’s projects are at the exploration stage (detailed in section 1.2) and have not yet generated any revenue to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

The consolidated financial statements show all acquisition and exploration costs to date and readers should refer to the notes to the financial statements for details regarding all the joint venture agreements for each of the Company’s properties.

1.5      Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Aug 31 2005	May 31 2005	Feb 28 2005	Nov 30 2004	Aug 31 2004	May 31 2004	Feb 29 2004	Nov 30 2003
Total revenues (interest income)	31,947	3,406	12,180	435	4,867	6,930	1,330	662
Total Net loss before discontinued operations	281,749	288,814	1,157,089	241,851	254,794	239,603	1,015,957	104,676
Loss per share	0.01	0.01	0.05	0.01	0.01	0.02	0.07	0.02
Loss per share fully diluted	0.01	0.01	0.05	0.01	0.01	0.02	0.07	0.02
Net loss in total	295,268	288,814	1,152,130	201,710	322,849	299,502	1,236,198	189,506
Net loss per share	0.01	0.01	0.05	0.01	0.02	0.02	0.07	0.02
Net loss per share fully diluted	0.01	0.01	0.05	0.01	0.02	0.02	0.07	0.02

1.6      Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants. The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The operations of the Company consists of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means. The Company could also consider joint venturing or selling some portion of its properties to cover its obligations.

The Company’s cash position at August 31, 2005 was $3,102,849 compared to $1,611,118 at August 31, 2005. During the year ended August 31, 2005 there were 3,535,500 warrants exercised for total proceeds of $1,003,450.

The Company has sufficient cash to meet its obligations as they come due.

The Company has total current assets of $4,222,999 which consists mainly of cash in the amount of $3,102,849. The Company has no long term liabilities and has working capital of $3,130,854.

Subsequent to the year end the Company also realized proceeds of US $ 44,415 from the sale of common shares of Gulf Coast Oil and Gas (formerly Otish Mountain Diamond Company).

The Company’s issued and outstanding shares were 28,768,760 at August 31, 2005.

1.7      Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.8      Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

	Three months ended August 31, 2005	Three months ended May 31, 2005	Three months ended February 28, 2005	Three months ended November 30, 2004
Office Rent	Nil	Nil	$ 7,500	$ 7,500
Secretarial and office services	$15,020	$ 9,695	$ 25,161	$ 24,000
Management Fees	$21,900	$ 19,600	$ 19,600	$15,000

1.9      Fourth Quarter

N/A

1.10     Proposed Transactions

N/A

1.11     Critical Accounting Estimates

N/A

1.12     Changes in Accounting Policies Including Initial Adoption

Effective September 1, 2004, the Company adopted the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at August 31, 2005, no provision has been made for asset retirement obligations.

1.13     Financial Instruments and Other Instruments

N/A

1.14     Other MD&A Requirements

Disclosure of Outstanding Share Data

a)	Authorized: 100,000,000 common shares without par value.

b)	Issued: 28,768,760 common shares for total consideration of $10,493,824.